Results of RELX N.V. AGM

Issued on behalf of RELX N.V.

For immediate release

19 April 2018

RELX NV AGM 18 April 2018

RELX N.V. announces that the Annual General Meeting of Shareholders (AGM), held in Amsterdam on 18 April 2018, approved the 2017 financial statements and determined the total dividend for 2018 at € 0.448 per share of € 0.07 nominal value. After taking account of the interim dividend of € 0.132 per share paid in August 2017, the final dividend amounts to € 0.316 per share.

All other resolutions were approved by the AGM. The results of the voting on each resolution are set out below:

Resolution	For	%	Against	%	Total Votes cast*	%*	Votes withheld
4. Adoption of the 2017 Annual Financial Statements	691,457,089	98.28	12,110,401	1.72	703,567,490	75.03	183,570
5. Determination and distribution of dividend	701,071,290	99.80	1,405,135	0.20	702,476,425	74.91	1,274,635
6a. Release from liability of the executive directors	688,769,084	97.95	14,427,544	2.05	703,196,628	74.99	554,432
6b. Release from liability of the non-executive directors	684,855,244	97.39	18,339,076	2.61	703,194,320	74.99	556,740
7. Appointment of external auditors	702,460,958	99.82	1,242,894	0.18	703,703,852	75.04	47,208
8a. Re-appointment of Sir Anthony Habgood	690,503,348	98.20	12,684,372	1.80	703,187,720	74.99	563,340
8b. Re-appointment of Wolfhart Hauser	695,172,237	98.86	8,014,059	1.14	703,186,296	74.99	564,764
8c. Re-appointment of Adrian Hennah	700,071,336	99.56	3,116,068	0.44	703,187,404	74.99	563,656
8d. Re-appointment of Marike van Lier Lels	702,309,408	99.80	1,401,334	0.20	703,710,742	75.05	40,318
8e. Re-appointment of Robert MacLeod	685,863,319	97.54	17,324,300	2.46	703,187,619	74.99	563,441
8f. Re-appointment of Carol Mills	703,524,509	99.97	190,011	0.03	703,714,520	75.05	36,540
8g. Re-appointment of Linda Sanford	696,125,115	98.92	7,584,529	1.08	703,709,644	75.05	41,416
8h. Re-appointment of Ben van der Veer	702,669,154	99.93	518,464	0.07	703,187,618	74.99	563,442
8i. Re-appointment of Suzanne Wood	700,993,292	99.61	2,720,069	0.39	703,713,361	75.05	37,699
9a. Re-appointment of Erik Engstrom	701,957,747	99.75	1,757,688	0.25	703,715,435	75.05	35,625
9b. Re-appointment of Nick Luff	700,136,300	99.49	3,578,970	0.51	703,715,270	75.05	35,790

10a. Authorisation of the Board to acquire shares in the Company	696,541,786	99.01	6,965,981	0.99	703,507,767	75.02	243,293
10b. Proposal to reduce the capital of the Company by the cancellation of up to 20 million of its shares held in treasury	698,778,033	99.29	4,965,550	0.71	703,743,583	75.05	7,477
11a. Designation of the Board as authorised body to issue shares and to grant rights to acquire shares in the capital of the Company	701,367,447	99.67	2,345,642	0.33	703,713,089	75.05	37,971
11b. Designation of the Board as authorised body to limit or exclude pre-emptive rights to the issuance of shares	692,500,935	98.41	11,207,117	1.59	703,708,052	75.05	43,008

* Note: Excluding votes ‘withheld’.

The shares represented were good for 703,751,060 votes, which is 75.05% of our issued share capital entitled to vote. Each share confers the right to cast one vote.

                                                                                          -ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724